02056408

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

RECD S.E.C.
AUG 2 9 2002
1086

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

P.E.
8/1/02

For the month of August 2002

(Commission File No. 001-14493)

TELESP CELULAR PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Telesp Cellular Holding Company
(Translation of registrant's name in English)

PROCESSED
SEP 0 3 2002
THOMSON
FINANCIAL

P

Rua Abílio Soares, 409
Paraíso - São Paulo, SP
The Federative Republic of Brazil
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No X

FOR IMMEDIATE RELEASE

Contact: Edson Alves Menini
Telesp Celular S.A.
55 (11) 3059-7531

TELESP CELULAR PARTICIPAÇÕES – CAPITAL INCREASE BY PRIVATE SUBSCRIPTION OF SHARES

São Paulo, Brazil – August 29, 2002 - Telesp Celular Participações S.A ("TCP"), (NYSE: TCP; BOVESPA: TSPP3 (Common), TSPP4 (Preferred)), the Brazilian holding company that owns 100% of Telesp Celular S.A., the leading mobile operator in the state of São Paulo in Brazil, and an 83% indirect economic interest in Global Telecom S.A., a B-band mobile operator in the Brazilian states of Santa Catarina and Paraná, announces today, based on information provided by Banco ABN Amro Real S.A., the registrar for the Company's shares, (i) the number of common shares (ON) and preferred shares (PN) subscribed for in the Brazilian market during the second reoffering round of unsubscribed shares, which closed on August 28, 2002, (ii) the total number of shares subscribed through August 28, 2002, and (iii) the number of remaining unsubscribed shares that will be available for subscription in a public auction that will be held at the São Paulo Stock Exchange (BOVESPA) on September 2, 2002.

Second Reoffering Round – Shares Subscribed – Brazilian Market						
	Common Shares	(%)(1)	Preferred Shares	(%)(2)	TOTAL	(%)(3)
Portugal Telecom	274,815,749	0.11	116,256,989,050	25.05	116,531,804,799	16.33
Other Shareholders	47,722	0.00	28,365,485,620	6.11	28,365,533,342	3.98
Total	274,863,471	0.11	144,622,474,670	31.16	144,897,338,141	20.31

Summary of Rights Offering Results Total Shares Subscribed (Initial Subscription Period and First and Second Reoffering Rounds)						
	Common Shares	(%)(1)	Preferred Shares (including preferred shares underlying ADSs)	(%)(2)	TOTAL	(%)(3)
Portugal Telecom	247,223,516,337	99.19	326,830,614,443	70.41	574,054,130,780	80.47
Other Shareholders	2,021,009,418	0.80	129,362,452,376	27.87	131,383,461,794	18.42
Total	249,244,525,755	99.99	456,193,066,819	98.28	705,437,592,574	98.88

(1) Percentage of common shares offered
(2) Percentage of preferred shares offered
(3) Percentage of total shares offered

Unsubscribed Shares Available for Subscription in Public Auction at BOVESPA on September 2, 2002 at 3:00 p.m. São Paulo Time					
Common Shares	(%)(1)	Preferred Shares	(%)(2)	TOTAL	(%)(3)
342,504	0.0001	7,978,644,982	1.72	7,978,987,486	1.12

The Company will offer the remaining unsubscribed shares in a special public auction at the São Paulo Stock Exchange, on September 2, 2002, at 3:00 p.m. (15:00) São Paulo time, at the minimum subscription price of R$3.50 for 1,000 shares.

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This information is also available at http://www.telespcelular.com.br

Contacts Maria Paula Canais – Investor Relations Officer
pacanais@telespcelular.com.br
(11) 3059-7081

Edson Alves Menini – Investor Relations Adviser
emenini@telespcelular.com.br
(11) 3059-7531

Fabíola Michalski
fmichalski@telespcelular.com.br
(11) 3059-7975

Cláudio Wenzel Lagos
Clagos@telespcelular.com.br
(11) 3059-7480

(1) Percentage of common shares offered
(2) Percentage of preferred shares offered
(3) Percentage of total shares offered

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESP CELULAR PARTICIPAÇÕES S.A.

Date: 8/29/02

By: [signature]

Name: Maria Paula Canais
Title: Investor Relations Director